

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2020

Nader Pourhassan
President and Chief Executive Officer
CytoDyn Inc.
1111 Main Street, Suite 660
Vancouver, Washington 98660

      Re: CytoDyn Inc.
          Registration Statement on Form S-3
          Filed September 15, 2020
          File No. 333-248823

Dear Dr. Pourhassan:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Alan Campbell at 202-551-4224 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Life Sciences

cc: Arian Colachis